February 11, 2011
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Ms. Linda Cvrkel, Branch Chief

Re:	Vistaprint N.V.
Form 10-K for the year ended June 30, 2010
Filed August 27, 2010
File No. 000-51539
Ladies and Gentlemen:
     Vistaprint N.V. (“Vistaprint” or the “Company”), submits this letter in response to the comment regarding the above referenced filing contained in a letter dated January 28, 2011 from Linda Cvrkel, Branch Chief of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Robert S. Keane, President and Chief Executive Officer of Vistaprint. The Company’s response to the comment contained in the Staff’s letter is set forth below and is keyed to the numbering of the comment and heading used in the Staff’s letter. For your reference, the Staff’s comment is reproduced in italics and the Company’s response is set forth below the comment in standard type.
Form 10-Q for the period ended September 30, 2010
Note 8 — Commitments and Contingencies
1.	We note your disclosure regarding several of your legal proceedings described in Note 8 (as well as Note 12 of your year-end financial statements) regarding the fact that you are unable to express an opinion as to their likely outcome. Even though you cannot predict their outcome, in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. In light of the fact that these proceedings were initiate in 2009 or earlier, supplementally advise us and revise your disclosures in future filings to indicate why management is unable to predict the

United States Securities and Exchange Commission
February 11, 2011

likelihood of an unfavorable outcome, and what management has done to try to determine the ultimate outcome. If further developments have occurred by the time of your response, supplementally advise us and revise your disclosures in future filings to provide the information pursuant to ASC 450-20-50-3. We may have further comment upon reviewing your response.
Response:
     Prior to the issuance of its financial statements each reporting period, the Company evaluates each contingency to determine whether or not it is probable, reasonably possible or remote that a liability has been incurred and, if it is at least reasonably possible, whether a possible loss or range of loss can reasonably be estimated under the provisions of ASC 450-20-25-2. This evaluation is the result of a comprehensive process designed to ensure that any required accounting entries and disclosures are appropriately and timely made and involves the Company’s corporate accounting team and internal and external legal representatives engaged in the activity of each legal proceeding. The process includes regular communications during the quarter and scheduled meetings shortly before the issuance of the Company’s quarterly financial results involving legal and accounting personnel to evaluate any new legal proceedings and the status of any developments in each existing legal proceeding, as well as the preparation of quarterly lawyers’ letters describing any new legal proceedings and updating the status of each existing legal proceeding. This evaluation includes a careful consideration of the then-current status of each legal proceeding within the scope and context of the entire proceeding, including to the extent applicable the procedural status of each lawsuit, any potential opportunities to dispose of the case on its merits before trial (for example, a motion to dismiss or for summary judgment), the amount of time remaining before trial, the status and course of discovery, any communications between the Company and the plaintiff such as settlement discussions or arbitration or mediation proceedings, and the judgment of internal and external counsel regarding the likelihood of the Company’s success prior to or at trial and potential damages, if any.
     After executing the process described above and based on its evaluation of information available at the time of filing its Form 10-Q for the period ended September 30, 2010, the Company was unable to express an opinion on the outcome of the legal proceedings disclosed based upon the activity through the filing date and the overall scope and context of the proceedings. The Company also believed, and continues to believe, based upon the nature and status of the disclosed matters and its evaluation of the information that was then available, that it was unable to establish a meaningful range of possible loss for any of the legal proceedings.
     In Note 9 of the Company’s Form 10-Q for the period ended December 31, 2010 filed on January 28, 2011, the Company removed its disclosure of the contingencies for two legal proceedings previously disclosed in the Forms 10-K and 10-Q reviewed by the Staff (the patent infringement lawsuit against print24 GmbH, unitedprint.com AG and their two managing directors and the patent infringement lawsuit against 123Print, Inc. and Drawing Board (US), Inc.) because the Company had concluded that a loss, if any, would not be material to the

United States Securities and Exchange Commission
February 11, 2011

Company’s financial position or results of operations and would not be material to a decision to buy or sell the Company’s securities. The Company will include disclosure of these contingencies in the future only to the extent that additional developments occur that result in these matters becoming material or if there is activity relating to the contingencies that is required to be disclosed to ensure the consolidated financial statements are not misleading.
     For the one outstanding legal proceeding disclosed in the Form 10-Q for the period ended December 31, 2010 (the patent infringement lawsuit filed by ColorQuick LLC), after executing the process described above the Company continued to be unable to express an opinion as to the likely outcome of the proceeding as of the date of the Form 10-Q filing and has disclosed this inability. In addition, the Company included a statement that it cannot reasonably estimate a potential range of loss related to this proceeding. The Company’s conclusion as to its inability to express an opinion as to the likely outcome or potential range of loss was based upon its evaluation of the information available to it at the time of filing, in light of the factors described above, including the amount of time remaining before trial, the Company’s ongoing analysis of materials received in discovery, communications between the Company and the plaintiff and the judgment of internal and external counsel. No further developments have occurred as of the date of this response letter that would enable the Company to state an opinion regarding the outcome of the proceeding or possible range of loss. The Company will continue to assess whether it is able to express an opinion as to the ultimate outcome of this matter or estimate a possible range of loss for it as the litigation progresses and additional information about the claim becomes available within the context of the overall matter.
     In response to the Staff’s comment, in future filings the Company will modify its disclosures to the extent applicable and if it cannot reasonably estimate a potential range of loss will add the underlined language below:
On July 21, 2009, Vistaprint Limited and OfficeMax Incorporated were named as defendants in a complaint for patent infringement filed by ColorQuick LLC in the United States District Court for the Eastern District of Texas. The complaint alleges that Vistaprint Limited and OfficeMax Incorporated are infringing U.S. patent 6,839,149, relating generally to systems and methods for processing electronic files stored in a page description language format, such as PDF. The plaintiff is seeking a declaration that the patent at issue is valid and enforceable, a declaration that Vistaprint Limited infringes, the entry of a preliminary and permanent injunction, and damages. Based on the Company’s evaluation of available information, including the amount of time remaining before trial, the results of discovery, communications between the Company and the plaintiff and the judgment of internal and external counsel, the Company is unable to express an opinion as to the likely outcome of this matter and cannot reasonably estimate a potential range of loss.

In connection with this response, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require additional information, please telephone the undersigned at 781.652.6222 or Lawrence Gold, Senior Vice President and General Counsel of Vistaprint, at 781.652.6541. Alternatively, you may also contact Thomas Ward at Wilmer Cutler Pickering Hale and Dorr LLP at 617.526.6374.
Very truly yours,
Michael Giannetto
Chief Financial Officer

cc:	Lawrence A. Gold, Esq.
Thomas S. Ward, Esq.